UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.

(Translation of registrant’s name into English)

Hai Wai Hai Tongxin Mansion Floor 6 Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310008
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Entry into a Material Definitive Agreement

As previously disclosed on a report on Form 6-K filed by China Jo-Jo Drugstores, Inc. (the “Company”) on August 2, 2022, the Company entered into Securities Purchase Agreements with certain non-U.S. persons (the “Investors”) on July 29, 2022, pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in a private placement an aggregate of 1,000,000 ordinary shares (the “Shares”), par value $0.012 per share, of the Company (“Ordinary Share”), at a purchase price of $1.50 per Share, for aggregate gross proceeds to the Company of $1,500,000, as well as warrants to purchase up to an aggregate of 1,000,000 shares of Ordinary Share at an exercise price of $2.625 per share (the “Warrants”). Concurrently, the Company and the Investors entered into Shareholder Rights Agreements regarding rights and obligations of the Investors and the Company with regard to the sale of the Shares and the Warrants (such transaction, the “Offering”).

The Offering closed on August 3, 2022 (the “Closing”).

In connection with the Closing, pursuant to the Purchase Agreement, the Company issued the Shares to the Investors in reliance on the exemption from Section 5 of the Securities Act of 1933, as amended contained in Rule 903 of Regulation S thereunder.

The foregoing description of documents related to the Offering does not purport to be complete and is qualified in its entirety by reference to the Company’s Report on Form 6-K filed with the SEC on August 2, 2022 which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2022	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer